This filing is made pursuant to Rule 424(b)(2)
under the Securities Act of 1933 in connection with
Registration No. 333-191021.

PRICING SUPPLEMENT

(To Prospectus dated September 5, 2013 and

Prospectus Supplement dated September 25, 2013)

$2,750,000,000

$1,000,000,000 1.125% Medium-Term Notes, Series A, due October 7, 2016

$750,000,000 Floating Rate Medium-Term Notes, Series A, due October 7, 2016

$1,000,000,000 2.125% Medium-Term Notes, Series A, due October 10, 2018

We are offering $1,000,000,000 aggregate principal amount of 1.125% Medium-Term Notes, Series A due October 7, 2016 (the “2016 Fixed Rate Notes”), $750,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series A due October 7, 2016 (the “2016 Floating Rate Notes”) and $1,000,000,000 aggregate principal amount of 2.125% Medium-Term Notes, Series A due October 10, 2018 (the “2018 Notes,” and together with the 2016 Fixed Rate Notes and the 2016 Floating Rate Notes, the “Notes”). The Notes will be our general unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the 2016 Fixed Rate Notes on April 7 and October 7 of each year and at maturity. We will pay interest on the 2016 Floating Rate Notes on January 7, April 7, July 7 and October 7 of each year and on the maturity date. We will pay interest on the 2018 Notes on April 10 and October 10 of each year and at maturity. The first interest payment on the 2016 Fixed Rate Notes will be on April 7, 2014, the first interest payment on the 2016 Floating Rate Notes will be on January 7, 2014 and the first interest payment on the 2018 Notes will be on April 10, 2014. We may redeem some or all of the 2016 Fixed Rate Notes and the 2018 Notes at any time at our option at the applicable redemption price set forth in this pricing supplement under “Description of the Notes—Optional Redemption.” The 2016 Floating Rate Notes will not be redeemable by us or repayable at the option of the holders thereof before their maturity.

Application will be made to list the 2018 Notes on the New York Stock Exchange although we cannot guarantee such listing will be obtained.

Investing in the Notes involves a number of risks. See the risks described in “Risk Factors” on page S-1 of the prospectus supplement and in our registration statement on Form 10 previously filed with the Securities and Exchange Commission.

	2016 Fixed Rate Notes		2016 Floating Rate Notes		2018 Notes
	Per Note	Total	Per Note	Total	Per Note	Total
Public offering price(1)	99.652%	$996,520,000	100.000%	$750,000,000	99.614%	$996,140,000
Underwriting discount	0.225%	$2,250,000	0.225%	$1,687,500	0.350%	$3,500,000
Proceeds, before expenses, to AHFC	99.427%	$994,270,000	99.775%	$748,312,500	99.264%	$992,640,000

(1)	Plus accrued interest, if any, from October 10, 2013, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will be ready for delivery in book-entry only form through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about October 10, 2013.

Joint Active Book-Running Managers

Barclays	Deutsche Bank Securities

Passive Book-Running Manager

BofA Merrill Lynch

Co-Managers

BNP PARIBAS
Credit Suisse
J.P. Morgan
Mizuho Securities
Morgan Stanley
SMBC Nikko
US Bancorp
Wells Fargo Securities

The date of this pricing supplement is October 3, 2013.

Pricing Supplement

In this pricing supplement, unless otherwise indicated by the context, “AHFC,” “we,” “us” and “our” refer solely to American Honda Finance Corporation (excluding its subsidiaries). AHFC is the issuer of all of the Notes offered under this pricing supplement. Capitalized terms used in this pricing supplement which are not defined in this pricing supplement and are defined in the accompanying prospectus supplement or prospectus shall have the meanings assigned to them in the prospectus supplement or prospectus, as applicable.

This pricing supplement does not contain complete information about the offering or terms of the Notes. No one may use this pricing supplement to offer and sell the Notes unless it is accompanied or preceded by the prospectus supplement and the prospectus. We are responsible only for the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus issued or authorized by us. We have not authorized anyone to provide you with any other information, and we take no responsibility for any other information that others may give you. You should assume that the information included in this pricing supplement, the accompanying prospectus supplement and prospectus, or incorporated by reference herein or therein, is accurate as of the date on the front cover of this pricing supplement, the accompanying prospectus supplement or prospectus, or the document

PS-i

incorporated by reference, as applicable. Our business, financial condition, results of operations, liquidity, cash flows and prospects may have changed since then. We are not making an offer to sell the Notes offered by this pricing supplement in any jurisdiction where the offer or sale is not permitted.

It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus in making your investment decision. You should also read and consider the information contained in the documents identified in “Where You Can Find More Information” and “Incorporation of Information Filed with the SEC” in the accompanying prospectus.

PS-ii

DESCRIPTION OF THE NOTES

General

We provide information to you about the Notes in three separate documents:

•	this pricing supplement which specifically describes each tranche of Notes being offered;

•	the accompanying prospectus supplement which describes AHFC’s Medium-Term Notes, Series A; and

•	the accompanying prospectus which describes generally certain debt securities of AHFC.

This description supplements, and to the extent inconsistent supersedes, the description of the general terms and provisions of the debt securities found in the accompanying prospectus and the AHFC’s Medium-Term Notes, Series A described in the accompanying prospectus supplement.

Terms of the Notes

The Notes:

•	will be our unsecured unsubordinated obligations,

•	will rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding,

•	will be considered part of the same series of notes as any of our other Medium-Term Notes, Series A previously issued or issued in the future,

•	will be denominated and payable in U.S. dollars, and

•	will be issued in minimum denominations of $2,000 and increased in multiples of $1,000.

The 2016 Fixed Rate Notes:

The following terms apply to the 2016 Fixed Rate Notes:

Principal Amount: $1,000,000,000

Trade Date: October 3, 2013

Original Issue Date: October 10, 2013

Stated Maturity Date: October 7, 2016

Interest Rate: 1.125% per annum from October 10, 2013

Interest Payment Dates: Each April 7 and October 7, beginning April 7, 2014, and at Maturity

Day Count Convention: 30/360

Business Day Convention: If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WAB7 / US02665WAB72

The 2016 Floating Rate Notes:

The following terms apply to the 2016 Floating Rate Notes:

Principal Amount: $750,000,000

Trade Date: October 3, 2013

Original Issue Date: October 10, 2013

Stated Maturity Date: October 7, 2016

Interest Category: Regular Floating Rate Note

Interest Rate Basis: LIBOR

Designated LIBOR Page: Reuters Page LIBOR01

Index Maturity: 3 month

Initial Interest Rate: The initial interest rate will be based on 3 month LIBOR determined on October 8, 2013 plus the Spread, accruing from October 10, 2013

Initial Interest Reset Date: January 7, 2014

Interest Reset Dates: Each Interest Payment Date

Interest Determination Date: The second London Banking Day preceding each Interest Reset Date.

Interest Payment Dates: Each January 7, April 7, July 7 and October 7, commencing on January 7, 2014, and on the Stated Maturity Date

Spread: +0.50%

Designated LIBOR Currency: U.S. dollars

Day Count Convention: Actual/360

Business Day Convention: Modified Following; provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day.

Business Day: New York and London

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WAA9 / US02665WAA99

The 2018 Notes:

The following terms apply to the 2018 Notes:

Principal Amount: $1,000,000,000

Trade Date: October 3, 2013

Original Issue Date: October 10, 2013

Stated Maturity Date: October 10, 2018

Interest Rate: 2.125% per annum from October 10, 2013

Interest Payment Dates: Each April 10 and October 10, beginning April 10, 2014, and at Maturity

Day Count Convention: 30/360

Business Day Convention: If any Interest Payment Date or Maturity falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount payable for the period from and after the Interest Payment Date or Maturity, as the case may be, to the date of such payment on the next succeeding Business Day.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and is also a day on which commercial banks are open for business in London.

Record Dates: 15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent: Deutsche Bank Trust Company Americas

CUSIP / ISIN: 02665WAC5 / US02665WAC55

Application will be made for listing of the 2018 Notes on the New York Stock Exchange. No assurance can be made that such application will be approved or that a liquid trading market for the 2018 Notes will develop.

Optional Redemption

Each tranche of fixed rate Notes will be redeemable before their maturity, in whole or in part, at our option at any time, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of such fixed rate Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on such fixed rate Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points in the case of the 2016 Fixed Rate Notes and 15 basis points in the case of the 2018 Notes, plus in each case accrued and unpaid interest thereon to the date of redemption.

“Comparable Treasury Issue” means, with respect to the particular tranche of Notes to be redeemed, the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of such Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Calculation Agent obtains fewer than five Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Calculation Agent after consultation with us.

“Reference Treasury Dealer” means each of Barclays Capital Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated or their respective affiliates and two other primary U.S. Government securities dealer selected by us; provided, however, that if any of the foregoing or their affiliates cease to be a primary U.S. Government securities dealer in the United States, we will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Calculation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Calculation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third Business Day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed not more than 60 nor less than 30 days before the redemption date to each holder of Notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Further Issues

We may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional notes having the same ranking, interest rate basis, number of basis points to be added to or subtracted from the related interest rate basis, maturity and other terms as a particular tranche of Notes, as applicable, except for (1) the original issue date, (2) the issue price and (3) the first interest payment date. Additional notes will be considered part of the same series of notes as the Notes and any of our other Medium-Term Notes, Series A previously issued or issued in the future. We also may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue additional debt securities, under the indenture or otherwise, ranking equally with the Notes and our other Medium-Term Notes, Series A.

Original Issue Date

We expect that delivery of the Notes will be made against payment therefor on the Original Issue Date, which will be the fifth Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or the next succeeding Business Day will be required by virtue of the fact that the Notes initially will settle in five Business Days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Book-Entry Notes and Form

Each tranche of Notes will be issued in the form of one or more fully registered global notes (the “Global Notes”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct or indirect participants in the Depositary, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

UNDERWRITING

Under the terms and subject to the conditions set forth in a terms agreement dated October 3 , 2013 (the “Terms Agreement”), between us and the underwriters named below (the “Underwriters”), incorporating the terms of a distribution agreement, dated September 25, 2013, between us and the agents named in the prospectus supplement (the “Distribution Agreement”), we have agreed to sell to the Underwriters, and the Underwriters have severally and not jointly agreed to purchase, as principal, the respective principal amounts of each tranche of Notes set forth below opposite their names.

Purchaser	Aggregate Principal Amount of 2016 Fixed Rate Notes	Aggregate Principal Amount of 2016 Floating Rate Notes	Aggregate Principal Amount of 2018 Notes
Barclays Capital Inc.	$350,000,000	$262,500,000	$350,000,000
Deutsche Bank Securities Inc.	350,000,000	262,500,000	350,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	150,000,000	112,500,000	150,000,000
BNP Paribas Securities Corp.	18,750,000	14,062,500	18,750,000
Credit Suisse Securities (USA) LLC	18,750,000	14,062,500	18,750,000
J.P. Morgan Securities LLC	18,750,000	14,062,500	18,750,000
Mizuho Securities USA Inc.	18,750,000	14,062,500	18,750,000
Morgan Stanley & Co. LLC	18,750,000	14,062,500	18,750,000
SMBC Nikko Securities America, Inc.	18,750,000	14,062,500	18,750,000
U.S. Bancorp Investments, Inc.	18,750,000	14,062,500	18,750,000
Wells Fargo Securities, LLC	18,750,000	14,062,500	18,750,000

Total	$1,000,000,000	$750,000,000	$1,000,000,000

The Notes will not have an established trading market when issued. The Underwriters may from time to time make a market in one or more tranches of Notes but are not obligated to do so and may cease at any time. Neither we nor the Underwriters can assure you that any trading market for any tranche of Notes will develop, continue or be liquid.

The Notes sold by the Underwriters to the public will initially be offered at the applicable public offering prices set forth on the cover page of this pricing supplement. Any Notes sold by the Underwriters to dealers may be sold at the applicable public offering prices less a concession not to exceed 0.150% of the principal amount of the 2016 Fixed Rate Notes, 0.150% of the principal amount of the 2016 Floating Rate Notes or 0.200% of the principal amount of the 2018 Notes, as applicable. The Underwriters may allow, and dealers may reallow, a concession not to exceed 0.100% of the principal amount of the 2016 Fixed Rate Notes, 0.100% of the principal amount of the 2016 Floating Rate Notes or 0.125% of the principal amount of the 2018 Notes, as applicable. After the initial offering of the Notes to the public, Deutsche Bank Securities Inc. with respect to the 2016 Fixed Rate Notes and the 2016 Floating Rate Notes and Barclays Capital Inc. with respect to the 2018 Notes, on behalf of the Underwriters, may change the public offering prices, concessions and reallowances. The offering of the Notes by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

In connection with the offering, Barclays Capital Inc., Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, are permitted to engage in certain transactions that stabilize the prices of the Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes. If the Underwriters create a short position in a tranche of Notes in connection with this offering by selling more Notes of such tranche than they have purchased from us, then the Underwriters may reduce that short position by purchasing Notes of such tranche in the open market. In general, purchases of Notes for the purpose of stabilization or to reduce a short position could cause the prices of such Notes to be higher than in the absence of these purchases. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. Neither we nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the Notes.

We may enter into hedging transactions in connection with the issuance of the Notes, including forwards, futures, options, interest rate or exchange rate swaps and repurchase or reverse repurchase transactions with, or arranged by, any of the Underwriters or an affiliate of that Underwriter. The applicable Underwriter and its affiliates may receive compensation, trading gain or other benefits in connection with these hedging transactions and the hedging transactions described below.

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for AHFC, for which they received or will receive customary fees and expenses. Affiliates of certain of the Underwriters are lenders and/or agents under our $6 billion revolving credit facility, $200 million term loan due November 2014, $500 million term loan due December 2015, $500 million term loan due March 2016, $500 million term loan due May 2016, $300 million term loan due November 2016, $500 million term loan due December 2016, $600 million term loan due January 2017, $500 million term loan due June 2017, $500 million term loan due August 2018, and C$250 million term loan due January 2020 and may have other roles in connection with such facilities. Barclays Capital Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, BNP Paribas Securities Corp., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Mizuho Securities USA Inc., Morgan Stanley & Co. LLC, SMBC Nikko Securities America, Inc., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC or their respective affiliates have served as initial purchasers and/or dealers under our U.S. Medium Term Note Rule 144A Private Placement Program and/or our Euro Medium Term Note Programme and may do so again from time to time. Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., is the trustee under the indenture governing the Notes.

In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of AHFC. If any of the Underwriters or their affiliates have a lending relationship with AHFC, certain of those Underwriters or their affiliates routinely hedge, and certain other of those agents may hedge, their credit exposure to AHFC consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in AHFC’s securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

AHFC has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of these liabilities. AHFC has also agreed to reimburse the Underwriters for certain expenses.

LEGAL MATTERS

In the opinion of Catherine M. McEvilly, as counsel to AHFC, when the Notes offered by this pricing supplement and accompanying prospectus supplement and prospectus have been executed and issued by AHFC and authenticated by the trustee pursuant to the Indenture, dated as of September 5, 2013, as supplemented, between AHFC and Deutsche Bank Trust Company Americas, as trustee (the “Indenture”), and delivered against payment as contemplated herein, such Notes will be legally valid and binding obligations of AHFC, enforceable against AHFC in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally (including, without limitation, fraudulent conveyance laws), and by general principles of equity including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding at law or in equity. This opinion is given as of the date hereof and is limited to the present laws of the State of California and the State of New York. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Indenture and its authentication of the Notes and the enforceability of the Indenture with respect to the trustee and other matters, all as stated in the letter of such counsel dated September 5, 2013 and filed as Exhibit 5.1 to AHFC’s Registration Statement on Form S-3 (File No. 333-191021) filed with the Securities and Exchange Commission on September 6, 2013.